Exhibit 77(c)

MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

A Special Meeting of Shareholders of the Registrant was held on February 23, 2001, for the purpose of approving the reorganization of the Fund into the Pilgrim Strategic Income Fund, a series of Pilgrim Mutual Funds, whereby the Fund transferred its assets to the Pilgrim Strategic Income Fund in exchange for the applicable class of Shares of the Pilgrim Strategic Income Fund and assumption by Pilgrim Strategic Income Fund of the Fund's liabilities (For:
961,936, Against: 45,370).